U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Incorporation by Reference

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (“SEC”) on September 19, 2013 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-186755) of the registrant, filed with the SEC on February 20, 2013.

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Partial Sale of Stake in JAFCO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 7, 2014	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Nomura Announces Partial Sale of Stake in JAFCO

Tokyo, March 7, 2014—Nomura Holdings, Inc. today announced that it has resolved to sell a portion of the shares of common stock it holds in JAFCO Co., Ltd. (2,200,000 shares, or 4.9% of the total number of voting rights).

Nomura expects that the sale will have a limited effect on its consolidated financial results. Nomura also expects to maintain a good relationship with JAFCO after the sale.

Nomura’s voting rights and ownership percentage before and after the sale

Number of voting rights (ownership percentage)
	Direct holding	Combined holding	Total
Before transfer (as of September 30, 2013)	83,842 (18.9%)	24,480 (5.5%)	108,322 (24.4%)
After transfer	61,842 (13.9%)	24,480 (5.5%)	86,322 (19.4%)

Note 1:	Ownership percentage is calculated by dividing the number of voting rights by the total number of voting rights (443,474 voting rights as of September 30, 2013).

Note 2:	In addition to the above, a subsidiary of Nomura holds shares of JAFCO in connection with the operation of trusts and as inventory in connection with its securities business.

Note 3:	The total number of shares of JAFCO to be offered in the sale is 2,200,000 shares.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

This press release does not constitute or form a part of any offer of securities for sale in the United States or elsewhere. The securities referred to above have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any relevant securities law of any state, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act) absent registration or an exemption from the registration requirements under the Securities Act. No public offering of the securities will be made in the United States.